

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2024

Henry C.W. Nisser, Esq
President and General Counsel
Ault Alliance, Inc.
11411 Southern Highlands Parkway, Suite 240
Las Vegas, NV 89141

Re: Ault Alliance, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 10-K for the Fiscal Year Ended December 31, 2022
File No. 001-12711

Dear Henry C.W. Nisser, Esq:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets